SmartKem, Inc.

Manchester Technology Center, Hexagon Tower

Delaunays Road, Blackley, Manchester, M9 8GQ U.K.

April 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Re:	SmartKem, Inc.
Registration Statement on Form S-3
File No. 333-295156

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SmartKem, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday, April 24, 2026, or as soon thereafter as possible.

Please notify Richard A. Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

SMARTKEM, INC.

By:	/s/ Barbra C. Keck
Name:	Barbra C. Keck
Title:	Chief Financial Officer